THE ALKALINE WATER COMPANY INC.
8541 E Anderson Drive, Suite 100/101
Scottsdale, AZ  85255

March 22, 2022

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	The Alkaline Water Company Inc. (the "Company") Registration Statement on Form S-3 File No. 333-262683

In connection with the Company's Registration Statement on Form S-3, the Company hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:30 p.m. (Eastern time), Thursday, March 24, 2022 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We trust you will find the foregoing to be in order.  Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

THE ALKALINE WATER COMPANY INC.

/s/ Richard A. Wright
Richard A. Wright
President, Chief Executive Officer and Director